Filed pursuant to Rule 433
Registration No. 333-290612
February 18, 2026
PRICING TERM SHEET

Issuer:	Indiana Michigan Power Company
Expected Ratings*:	A2 (Stable) by Moody’s Investors Service, Inc. BBB+ (Stable) by S&P Global Ratings, a division of S&P Global Inc. A (Stable) by Fitch Ratings, Inc.
Designation:	Senior Notes, Series Q, due 2056
Principal Amount:	$650,000,000
Maturity:	March 15, 2056
Coupon:	5.60%
Interest Payment Dates:	March 15 and September 15
First Interest Payment Date:	September 15, 2026
Treasury Benchmark:	4.625% due November 15, 2055
Treasury Yield:	4.712%
Reoffer Spread:	T + 92 basis points
Yield to Maturity:	5.632%
Price to Public:	99.533% of the principal amount thereof
Transaction Date:	February 18, 2026
Settlement Date:	February 20, 2026 (T+2)
Redemption Terms:
Make-whole call:	Prior to September 15, 2055 at a discount rate of the Treasury Rate plus 15 basis points
Par call:	On or after September 15, 2055 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	454889 AW6 / US454889AW64
Joint Book-Running Managers:	BMO Capital Markets Corp. CIBC World Markets Corp. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC
Co-Managers:	BNY Mellon Capital Markets, LLC Fifth Third Securities, Inc. Huntington Securities, Inc. FNB America Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BMO Capital Markets Corp. toll-free at 1-888-200-0266 or CIBC World Markets Corp. toll free at 1-800-282-0822 or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856 or TD Securities (USA) LLC toll free at 1-855-495-9846.